CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2005, 2004 AND 2003

(Expressed in Canadian Dollars)

D E V I S S E R      G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

AUDITORS’ REPORT

To the Shareholders of Northern Dynasty Minerals Ltd.

We have audited the consolidated balance sheets of Northern Dynasty Minerals Ltd. as at December 31, 2005 and 2004, and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company=s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 13, 2006

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	December 31
	2005	2004

Assets

Current assets
Cash and equivalents	$12,948,640	$12,476,047
Marketable securities (note 4)	363,906	363,906
Amounts receivable and prepaids	416,971	402,206
Balances receivable from related parties (note 8)	448,360	12,060
	14,177,877	13,254,219

Equipment (note 5)	411,205	398,101
Mineral property interests (note 6)	16,706,930	11,788,621

	$31,296,012	$25,440,941

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$3,161,012	$3,025,155

Shareholders' equity
Share capital (note 7)	132,361,949	76,109,561
Contributed surplus (note 7(e))	7,289,377	7,504,720
Deficit	(111,516,326)	(61,198,495)
	28,135,000	22,415,786
Nature of operations (note 1)
Commitments (notes 6(a) and 7(b)(vi))
Subsequent events (notes 4, 6(a) and 11)

	$31,296,012	$25,440,941

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Years ended December 31
	2005	2004	2003

Expenses
Amortization	$93,179	$45,994	$3,832
Conference and travel	700,718	351,201	80,019
Exploration (schedule)	43,066,417	32,594,900	5,501,729
Legal, accounting and audit	312,507	143,916	29,977
Office and administration	2,361,520	1,382,986	521,557
Shareholder communication	367,134	471,032	578,476
Stock-based compensation - exploration (note 7(d))	1,787,506	3,111,302	426,178
Stock-based compensation - administration (note 7(d))	2,302,389	3,267,575	1,248,886
Trust and filing	192,662	85,438	39,125
	51,184,032	41,454,344	8,429,779

Other expense (income)
Foreign exchange	(281,639)	251,135	(62,206)
Interest income	(584,562)	(357,926)	(64,709)
Gain on disposal of equipment	–	–	(3,403)
Write down of marketable securities	–	351,094	–
	(866,201)	244,303	(130,318)

Loss for the year	$50,317,831	$41,698,647	$8,299,461

Basic and diluted loss per common share	$0.90	$1.04	$0.35

Weighted average number of
common shares outstanding	55,845,791	39,926,335	23,386,208

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended December 31
	2005	2004	2003
Deficit, beginning of year	$61,198,495	$19,499,848	$11,200,387
Loss for the year	50,317,831	41,698,647	8,299,461
Deficit, end of year	$111,516,326	$61,198,495	$19,499,848

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended December 31
	2005	2004	2003

Operating activities
Loss for the year	$(50,317,831)	$(41,698,647)	$(8,299,461)
Items not involving cash
Amortization	93,179	45,994	3,832
Gain on disposal of assets	–	–	(3,403)
Stock-based compensation	4,089,895	6,378,877	1,675,064
Marketable securities received (note 6(d))	–	(715,000)	–
Write down of marketable securities	–	351,094	–
Changes in non-cash working capital items
Amounts receivable and prepaids	(14,765)	(173,061)	(50,311)
Accounts payable and accrued liabilities	135,857	2,879,513	(28,917)
Balances receivable from and payable to
related parties	(436,300)	(296,140)	351,701
Cash and equivalents used for operating activities	(46,449,965)	(33,227,370)	(6,351,495)

Investing activities
Purchase of equipment	(106,283)	(432,058)	(13,056)
Proceeds on disposal of equipment	–	–	3,403
Cash and equivalents used for investing activities	(106,283)	(432,058)	(9,653)

Financing activities
Common shares issued for cash, net of issue costs	47,028,841	42,694,011	9,378,460

Increase in cash and equivalents	472,593	9,034,583	3,017,312

Cash and equivalents, beginning of year	12,476,047	3,441,464	424,152

Cash and equivalents, end of year	$12,948,640	$12,476,047	$3,441,464

The accompanying notes are an integral part of these consolidated financial statements.

Non-cash investing activities
Issuance of shares for mineral property interests	$4,918,309	$11,788,621	$–
Fair value of stock options allocated to shares
issued upon exercise	$4,305,238	$535,796	$26,696

NORTHERN DYNASTY MINERALS LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

		Other
	Pebble Property	Properties	Total

Exploration expenses for the year ended December 31, 2005
Assays and analysis	$343,426	$–	$343,426
Drilling	5,724,305	–	5,724,305
Engineering	9,338,697	–	9,338,697
Environmental	13,081,142	–	13,081,142
Equipment rental	46,822	–	46,822
Freight	557,971	–	557,971
Geological	918,845	–	918,845
Graphics	62,572	–	62,572
Helicopter	4,669,476	–	4,669,476
Property fees and assessments	175,003	–	175,003
Site activities	5,052,487	–	5,052,487
Socioeconomic	2,506,824	–	2,506,824
Travel and accommodation	588,847	–	588,847
Incurred during fiscal 2005	43,066,417	–	43,066,417
Cumulative expenditures, December 31, 2004	43,661,377	(66,418)	43,594,959
Cumulative expenditures, December 31, 2005	$86,727,794	$(66,418)	$86,661,376

Exploration expenses for the year ended December 31, 2004
Assays and analysis	$745,237	$(3,623)	$741,614
Drilling	7,689,138	(715,000)	6,974,138
Engineering	3,886,839	–	3,886,839
Environmental	9,806,864	–	9,806,864
Equipment rental	248,577	–	248,577
Freight	603,711	–	603,711
Geological	1,398,162	(749)	1,397,413
Graphics	93,985	472	94,457
Helicopter	3,823,073	2,798	3,825,871
Property fees and assessments	139,714	–	139,714
Site activities	3,715,240	–	3,715,240
Socioeconomic	686,948	–	686,948
Travel and accommodation	475,105	(1,591)	473,514
Incurred during fiscal 2004	33,312,593	(717,693)	32,594,900
Cumulative expenditures, December 31, 2003	10,348,784	651,275	11,000,059
Cumulative expenditures, December 31, 2004	$43,661,377	$(66,418)	$43,594,959

Exploration expenses for the year ended December 31, 2003
Assays and analysis	$290,771	$–	$290,771
Drilling	2,050,068	650,000	2,700,068
Engineering	83,301	–	83,301
Equipment rental	27,648	–	27,648
Freight	53,275	–	53,275
Geological	620,908	1,275	622,183
Graphics	99,932	–	99,932
Helicopter	632,331	–	632,331
Property fees and assessments	195,389	–	195,389
Site activities	723,326	–	723,326
Socioeconomic	5,858	–	5,858
Travel and accommodation	67,647	–	67,647
Incurred during fiscal 2004	4,850,454	651,275	5,501,729
Cumulative expenditures, December 31, 2002	5,498,330	–	5,498,330
Cumulative expenditures, December 31, 2003	$10,348,784	$651,275	$11,000,059

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. The Company’s principal mineral property interests are located in Alaska, United States of America (“USA”).

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material differences between these principles and accounting principles generally accepted in the United States is shown in note 12.

The Company has a wholly owned subsidiary, Northern Dynasty Mines Inc., incorporated under the laws of the State of Alaska, USA. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Marketable securities

The Company's investments in marketable securities are initially recorded at cost. When there has been a loss in value of an investment that is other than a temporary decline, the investment is written down to market value.

(c)	Equipment

Equipment is recorded at cost and is amortized over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(d)	Mineral property interests

The acquisition costs of mineral properties are capitalized until the properties are placed into production, sold or abandoned. These capitalized costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the properties are allowed to lapse or are abandoned. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life, or exceed estimated fair market value, the unrecoverable portion is charged to earnings in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Costs of exploration, feasibility studies, and option payments are expensed in the period incurred.

Administrative expenditures related to exploration activities are expensed in the period incurred.

(e)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided for under the terms of the agreement to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(f)	Stock-based compensation

The Company has a stock option plan which is described in note 7(d). The Company accounts for all non-cash stock-based payments and awards that are direct awards of stock, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, on a fair value basis.

Under this measurement approach, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus, recognized initially as the options vested with the recipient, is transferred to share capital.

(g)	Foreign currency translation

All of the Company's foreign subsidiaries are considered integrated with those of the Company’s domestic operations and use the Canadian dollar as their functional currency.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at average exchange rates for the period. Amortization is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains or losses are expensed.

(h)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(i)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

The Company has no material asset retirement obligations as the disturbance to date is minimal.

(j)	Impairment of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

(k)	Loss per common share

Basic loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per common share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per common share has not been presented as the effect of the outstanding options and warrants would be anti-dilutive.

(l)	Fair value of financial instruments

The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The fair value of balances receivable from or payable to related parties are not readily determinable to the related party nature of such balances.

Marketable securities are presented at the lower of cost, net of accumulated write downs, and market value. The Company is not exposed to significant credit risk or interest rate risk.

(m)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for amortization of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(n)	Environmental expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. The Company’s policy is to meet or possibly surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

(o)	Variable interest entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as management has determined the Company does not have any variable interest entities.

(p)	Comparative figures

The preparation of the prior years' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

4.	MARKETABLE SECURITIES

	Number		Market	Carrying
	of shares	Cost	value	value
December 31, 2005
Taseko Mines Limited common shares (note
6(d))	256,272	$715,000	$363,906	$363,906

December 31, 2004
Taseko Mines Limited common shares (note
6(d))	256,272	$715,000	$533,046	$363,906

At December 31, 2005, the aggregate market value of the Company’s investment in the common shares of Taseko Mines Limited was the same as the carrying value. Subsequent to year end, the Company sold 250,000 common shares of Taseko Mines Limited for gross proceeds of $550,000.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

5.	EQUIPMENT

		Accumulated
	Cost	Amortization	Net Book Value
December 31, 2005
Buildings	$186,359	$32,613	$153,746
Furniture and fixtures	219,496	60,673	158,823
Site equipment	15,387	15,387	–
Vehicles	66,043	21,422	44,621
Computer equipment	81,986	27,971	54,015
	$569,271	$158,066	$411,205

December 31, 2004
Buildings	$186,359	$13,977	$172,382
Furniture and fixtures	179,281	17,585	161,696
Site equipment	15,387	15,387	–
Vehicles	17,500	5,250	12,250
Computer equipment	64,462	12,689	51,773
	$462,989	$64,888	$398,101

6.	MINERAL PROPERTY INTERESTS

(a)	Pebble Property

	Years ended December 31
	2005	2004
Balance, beginning of the period	$11,788,621	$–
Resource Lands
Issuance of 1,772,775 common shares	–	11,788,621
Exploration Lands
Issuance of 977,795 common shares	4,918,309	–
Pebble Property	$16,706,930	$11,788,621

Pursuant to an Assignment Agreement dated October 29, 2001 between the Company and Hunter Dickinson Group Inc., (“HDGI”), a related party to the Company, the Company was assigned an 80% interest in two options, which had been granted by Teck Cominco American Incorporated (“Teck Cominco”) under a single agreement to HDGI in respect of Teck Cominco’s “Pebble” gold/copper/molybdenum property in southwestern Alaska. One option granted the right to purchase 100% of the lands containing the then known mineralized resource at Pebble (the “Resource Lands Option”) and the second option granted the right to purchase a 50% interest in the lands surrounding the Resource Lands (the “Exploration Lands Option”) (together, the “Options”). HDGI is a related party by virtue of (i) having certain directors in common with the Company, and (ii) its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The Company was assigned the 80% interest together with the right to acquire the remaining 20% contractual interests in these option agreements from HDGI in consideration of the Company reimbursing HDGI’s costs of $584,655 in connection with the options, which included the staking of 134 claims to expand the property and 30 kilometers of induced polarization surveying over the new claims, and agreeing to “carry”( i.e. pay for) HDGI’s 20% share of costs in connection with the exercise requirements under the Options.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

The Resource Lands Option was extended by one year in an agreement dated December 19, 2002 under which the Company issued to Teck Cominco 200,000 shares for the extension. Pursuant to the Resource Lands Option the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI’s 20% carried interests, by paying Teck Cominco US$10 million in cash or shares prior to November 30, 2004, which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco (total value of $11,788,621). Teck Cominco had the right for 180 days to elect whether to require the Company to manage the resale of these shares in a manner where Teck Cominco would be guaranteed the US$10 million in resale proceeds net of any excess or deficiency adjustments from resales of other blocks of shares which the Company managed. The actual adjusted amount was US$9,938,600 based on previous excess proceeds of resale. On May 9, 2005, Teck Cominco elected for the Company to guarantee the adjusted amount of US$9,938,600 in resale proceeds of the 1,772,775 shares. Teck Cominco’s resale proceeds are to be credited against the guaranteed amount; any share resale surplus shares are to be returned to the Company’s treasury, and any share resale proceeds shortfall below the US$9,938,600 are to be made up by the Company in cash or through the issuance of additional shares. Under the agreement, the Company is to ensure proceeds totalling US$9,938,600 by May 22, 2006. Additionally, the Company is required to manage the sale of at least US$1 million in each 3 month period commencing May 22, 2005. In the event that the proceeds are less than US$9,938,600, the Company is required to pay 110% of the shortfall, prior to May 22, 2007.

At December 31, 2005, 473,700 of the 1,772,775 shares had been sold for proceeds of US$2,039,902. Subsequent to the year end and to February 28, 2006, the Company managed the sale of an additional 1,276,414 shares for proceeds paid to Teck Cominco of US$7,893,984. At February 28, 2006, the Company is required to manage the resale of the remaining shares where Teck Cominco would be guaranteed resale proceeds of US$4,715.

At the time of the Company exercising the Resource Lands Option, it exercised the Exploration Lands Option to earn a 50% interest in the adjacent Exploration Lands, subject to HDGI’s carried interest, by having completed 60,000 feet of drilling on the Exploration Lands prior to November 30, 2004

As a consequence of the Company exercising the Exploration Lands Option, and subject to the Company acquiring HDGI’s interest, Teck Cominco could elect to either form a 50/50 joint venture with the Company with respect to the Exploration Lands, or to sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, Teck Cominco elected to sell its remaining 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment, a 4% pre-payback net profits interest (after debt service), and a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company at the then-prevailing market price as consideration for the required US$4 million payment but subject to Teck Cominco’s right to elect to have the proceeds guaranteed.

Teck Cominco had the right, until August 24, 2005, to elect whether to require the Company to manage the resale of these shares in a manner where Teck Cominco would be guaranteed US$4 million in resale proceeds by August 24, 2006. On July 18, 2005, Teck Cominco elected for the Company to guarantee the US$4 million in resale proceeds. Teck Cominco’s resale proceeds will be credited with any share resale surplus returned to the Company’s treasury, and should the share resale shortfall below the US$4 million required amount, the shortfall must be made up by the Company in cash or through the issuance of additional shares. At December 31, 2005, none of

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

the original 977,795 shares had been sold and the surplus on the price protection guarantee for the Resource and Exploration Lands Options was $252,047.

Subsequent to the year end and to February 28, 2006, the Company managed the sale of 653,686 shares for proceeds paid to Teck Cominco of approximately US$3,994,028. The Company is required to manage the resale of the remaining shares where Teck Cominco would be guaranteed resale proceeds of US$5,972.

Upon payment in full by the Company of the guaranteed amount of the combined US$14 million of resale proceeds to Teck Cominco, the exercise of the Exploration Lands Option and the Resource Lands Option will be completed and the Company will vest its interest and take registered title to the claims comprising them, subject to acquisition of HDGI’s interest.

As a consequence of electing to exercise the Options, the Company was entitled under the Assignment Agreement with HDGI to elect to acquire HDGI’s 20% carried contractual interests in the Options for cash or share consideration equal to the independently appraised value of the carried interests. The valuation was required to be acceptable to the TSX Venture Exchange. No commissions or finders’ fees were payable in respect of the acquisition of the carried interests in the Options. On March 15, 2005, the Company announced it had reached an agreement with HDGI to acquire the 20% carried contractual interests for a purchase price of 14,002,268 common shares. The agreed number of shares was based on negotiations between the Company and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd; the valuation was publicly filed at www.sedar.com. The TSX Venture Exchange and the American Stock Exchange accepted the acquisition transaction in May and June 2005, respectively. The transaction to acquire HDGI’s carried interests will be completed by way of an acquisition of the corporation, HDGI.

On completion of the acquisition of HDGI and the discharge of Teck Cominco’s share resale guarantees, Northern Dynasty, together with one or more 100% subsidiaries, will own a 100% right title and interest in the entire Pebble property (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property).

(b)	Pickle Lake Joint Venture

The Company holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties. The Company continues to maintain these claims in good standing.

(c)	Little Bald Mountain

The Company holds an 8.1% net profits interest in the Little Bald Mountain property in Nevada, USA.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(d)	Farmout Agreement

In December 2003, the Company entered into a Farmout Agreement (the "Agreement") with Taseko Mines Limited ("Taseko"), a public company with certain directors in common with the Company. Under the terms of the Agreement, Taseko granted to the Company rights to earn a joint venture working interest, subject to a maximum contribution of $650,000, in certain exploration properties located in the vicinity of Taseko’s Gibraltar mine property. For a period of 150 days after the Company had earned its working interests, Taseko had the right to purchase, at its option, the Company's earned interest for cash or common share consideration aggregating 110% of the Company's earn-in amount.

During the year ended December 31, 2003, the Company had earned an interest in these properties to the extent of $650,000, which was charged to operations in that year.

During 2004, Taseko exercised its right to purchase the Company's interest by issuing 256,272 common shares of Taseko for total consideration of $715,000. The Company's holdings of these Taseko common shares are presented as marketable securities (note 4).

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(b)	Issued and outstanding common shares

		Number of
Common shares issued:	Price	Shares	Amount
Balance, December 31, 2002		15,515,355	$11,035,977
Private placement January 2003, net of issue costs (i)	$0.50	1,700,000	809,654
Private placement July 2003, net of issue costs (ii)	0.72	6,944,445	4,979,549
Share purchase options exercised	0.40	981,500	392,600
Share purchase options exercised	0.43	8,000	3,440
Share purchase options exercised	0.50	12,500	6,250
Share purchase options exercised	0.75	12,500	9,375
Warrants exercised	0.40	775,000	310,000
Warrants exercised	0.45	1,176,470	529,412
Warrants exercised	0.60	1,910,000	1,146,000
Warrants exercised	0.62	2,000,000	1,240,000
Warrants exercised	0.75	500,000	375,000
Warrants exercised	1.15	197,548	227,180
Balance, December 31, 2003		31,733,318	21,064,437
Private placement March 2004, net of issue costs (iii)	8.00	2,750,000	21,905,914
Private placement August 2004, net of issue costs (iv)	3.55	2,816,902	9,800,333
Share purchase options exercised	0.40	88,750	35,500
Share purchase options exercised	0.50	106,500	53,250
Share purchase options exercised	0.75	70,000	52,500
Share purchase options exercised	1.18	10,000	11,800
Share purchase options exercised	5.00	33,999	169,995
Property option payments	6.65	1,772,725	11,788,621
Warrants exercised (i)	0.60	30,000	18,000
Warrants exercised (ii)	0.90	6,944,445	6,250,000
Warrants exercised	1.15	500,000	575,000
Warrants exercised (iii)	4.65	821,875	3,821,719
Replacement of lost certificate		11,905	–
Fair value of stock options allocated to shares issued on
exercise		–	562,492
Balance, December 31, 2004		47,690,419	76,109,561
Private placement March 2005, net of issue costs (v)	4.25	7,247,000	29,209,019
Share purchase options exercised	0.75	25,000	18,750
Share purchase options exercised	0.94	50,000	47,000
Share purchase options exercised	1.18	3,000	3,540
Share purchase options exercised	2.30	7,500	17,250
Share purchase options exercised	2.35	315,000	740,250
Share purchase options exercised	5.00	1,287,001	6,435,005
Share purchase options exercised	5.05	38,000	191,900
Share purchase options exercised	5.31	3,334	17,704
Warrants exercised (i)	0.60	10,000	6,000
Warrants exercised (iv)	4.15	2,176,902	9,034,143
Warrants exercised	5.00	261,656	1,308,280
Common shares issued upon property acquisition	5.03	977,795	4,918,309
(note 6(a))
Fair value of stock options allocated to shares issued on		–	4,305,238
exercise
Balance, December 31, 2005		60,092,607	$132,361,949

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(i)

In January 2003, the Company completed a private placement consisting of 1,300,000 flow-through units and 400,000 non flow-through units at $0.50 each. Each flow-through unit was comprised of a flow-through common share and a two-year non-flow-through share purchase warrant. Each warrant entitled the holder to purchase one common share at a price of $0.60 until January 14, 2005. The non flow-through units were comprised of one common share and one two-year share purchase warrant with the same warrant terms.

(ii)

In July 2003, the Company completed a private placement consisting of 6,944,445 units at a price of $0.72 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase an additional common share at a price of $0.90 until June 12, 2004.

(iii)

In March 2004, the Company completed a private placement by issuing 2,750,000 units at $8.00 each. Each unit was comprised of a common share and one half warrant. Each whole warrant entitled the holder to purchase one common share at a price of $9.00 until March 16, 2005.

On July 16, 2004, the Company enacted, pursuant to approval from the TSX Venture Exchange, a reduction in the exercise price for 821,875 of these warrants to $4.65 each with a 30-day accelerated expiry provision, at the option of the Company, in the event the closing price of the Company's common shares on the TSX Venture Exchange is at least $4.65 for any 10 consecutive trading days. Such notice was issued on October 14, 2004 and all 821,875 of these warrants were exercised within the allotted 30 days.

(iv)

In August 2004, the Company completed a private placement consisting of 2,816,902 units at a price of $3.55 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase one additional common share at a price of $4.15 until August 5, 2005.

(v)

In March 2005, the Company completed a private placement consisting of 7,247,000 units at a price of $4.25 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase one additional common share at a price of $5.00 until September 18, 2006.

(vi)	The Company is committed to issuing 14,002,268 common shares pursuant to its acquisition of the remaining 20% of the Pebble property.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(c)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended December 31, 2005 is:

		Exercise	Dec. 31			Expired/	Dec. 31
Expiry date	Note	price	2004	Issued	Exercised	cancelled	2005
January 14, 2005	7(b)(i)	$ 0.60	10,000	–	(10,000)	–	–
March 16, 2005	7(b)(iii)	$ 9.00	553,125	–	–	(553,125)	–
August 5, 2005	7(b)(iv)	$ 4.15	2,816,902	–	(2,176,902)	(640,000)	–
Sept. 18, 2006	7(b)(v)	$ 5.00	–	7,247,000	(261,656)	–	6,985,344
			3,380,027	7,247,000	(2,448,558)	(1,193,125)	6,985,344

Weighted average exercise price			$ 4.93	$ 5.00	$ 4.23	$ 6.40	$ 5.00

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended December 31, 2004 is:

		Exercise	Dec. 31			Expired/	Dec. 31
Expiry date	Note	Price	2003	Issued	Exercised	Cancelled	2004
March 27, 2004		$ 1.15	500,000	–	(500,000)	–	–
June 12, 2004	7(b)(ii)	$ 0.90	6,944,445	–	(6,944,445)	–	–
January 14, 2005	7(b)(i)	$ 0.60	40,000	–	(30,000)	–	10,000
March 16, 2005	7(b)(iii)	$ 9.00	–	553,125	–	–	553,125
March 16, 2005	7(b)(iii)	$ 4.65	–	821,875	(821,875)	–	–
August 5, 2005	7(b)(iv)	$ 4.15	–	2,816,902	–	–	2,816,902
			7,484,445	4,191,902	(8,296,320)	–	3,380,027

Weighted average exercise price			$ 0.92	$ 4.89	$ 0.82	$ –	$ 4.93

(d)	Share purchase option compensation plan

The Company has a share purchase option compensation plan which was approved by the Company's shareholders at the 2004 Annual and Extraordinary General Meeting, that had authorized the Company to grant up to 7,000,000 share purchase options to its employees, officers, directors and consultants.

At the 2005 Annual General Meeting held in July 2005 shareholders approved an increase in the number of share purchase options of an additional 4,300,000 which are available to grant to its employees, officers, directors and consultants. As at December 31, 2005, 2,974,166 of these options were outstanding and 4,846,166 remained available to grant. Vesting of these options is at the discretion of the board of directors, typically over a period of up to three years, subject to regulatory terms and approval. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts from the market price. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the cases of retirement or death.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

The continuity of share purchase options for the year ended December 31, 2005 is:

	Exercise	Dec. 31			Expired /	Dec. 31
Expiry date	price	2004	Granted	Exercised	cancelled	2005
May 9, 2005	$ 0.75	25,000	–	(25,000)	–	–
July 29, 2005	$ 0.94	50,000	–	(50,000)	–	–
July 29, 2005	$ 1.18	3,000	–	(3,000)	–	–
July 29, 2005	$ 2.35	315,000	–	(315,000)	–	–
September 19, 2005	$ 2.30	7,500	–	(7,500)	–	–
November 30, 2005	$ 5.00	1,469,334	–	(1,241,000)	(228,334)	–
November 30, 2005	$ 5.05	38,000	–	(38,000)	–	–
November 30, 2006	$ 4.65	100,000	–	–	–	100,000
November 30, 2006	$ 5.00	2,192,000	–	(46,001)	(248,499)	1,897,500
September 28, 2007	$ 5.40	–	150,000	–	–	150,000
November 30, 2007	$ 4.50	–	170,000	–	–	170,000
November 30, 2007	$ 5.31	–	655,000	(3,334)	(10,000)	641,666
December 14, 2007	$ 5.37	–	15,000	–	–	15,000
		4,199,834	990,000	(1,728,835)	(486,833)	2,974,166

Weighted average exercise price		$ 4.71	$ 5.19	$ 4.32	$ 5.01	$ 5.05

The continuity of share purchase options for the year ended December 31, 2004 is:

	Exercise	Dec. 31			Expired /	Dec. 31
Expiry date	Price	2003	Granted	Exercised	Cancelled	2004
May 15, 2004	$ 0.40	88,750	–	(88,750)	–	–
December 20, 2004	$ 0.50	106,500	–	(106,500)	–	–
May 9, 2005	$ 0.75	95,000	–	(70,000)	–	25,000
July 29, 2005	$ 0.94	50,000	–	–	–	50,000
July 29, 2005	$ 1.18	15,500	–	(10,000)	(2,500)	3,000
July 29, 2005	$ 2.35	315,000	–	–	–	315,000
September 19, 2005	$ 2.30	7,500	–	–	–	7,500
November 30, 2005	$ 5.00	1,535,000	–	(33,999)	(31,667)	1,469,334
November 30, 2005	$ 5.05	38,000	–	–	–	38,000
November 30, 2006	$ 4.65	–	100,000	–	–	100,000
November 30, 2006	$ 5.00	–	2,192,000	–	–	2,192,000
		2,251,250	2,292,000	(309,249)	(34,167)	4,199,834

Weighted average exercise price		$ 3.93	$ 4.98	$ 1.04	$ 4.72	$ 4.71

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during 2005 and 2004 have been reflected in the statements of operations as follows:

	Years ended December 31
	2005	2004	2003
Exploration
Engineering	$643,879	$270,562	$57,822
Environmental, socioeconomic and land	255,325	517,451	22,698
Geological	888,302	2,323,289	345,658
	1,787,506	3,111,302	426,178
Operations and administration	2,302,389	3,267,575	1,248,886
Total compensation cost recognized in
operations, credited to contributed surplus	$4,089,895	$6,378,877	$1,675,064

The weighted average assumptions used to estimate the fair value of options granted during the period were:

	2005	2004	2003
Risk-free interest rate	3%	3%	3%
Expected life	2.5 years	2.2 years	2.1 years
Vesting period	0 – 18 months	0 – 18 months	0 – 18 months
Expected volatility	60%	80%	92%
Expected dividend yield	nil	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

(e)	Contributed surplus

Balance, December 31, 2002	$13,271
Changes during 2003
Non-cash stock-based compensation	1,675,064
Contributed surplus, December 31, 2003	1,688,335
Changes during 2004
Non-cash stock-based compensation	6,378,877
Fair value of stock options allocated to shares issued on exercise	(562,492)
Contributed surplus, December 31, 2004	7,504,720
Changes during 2005
Non-cash stock-based compensation	4,089,895
Fair value of stock options allocated to shares issued on exercise	(4,305,238)
Contributed surplus, December 31, 2005	$7,289,377

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	Years ended December 31,
Transactions	2005	2004	2003
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$2,286,249	$2,002,148	$1,257,404
Hunter Dickinson Group Inc. (b)	12,800	12,800	22,320
Sidev Holdings Ltd. (c)	203,225	148,567	16,500
Brian Mountford & Associates Ltd. (d)	–	112,000	12,415
Galahad Gold plc (e)	47,421	129,000	–
Shambala Gold plc (e)	124,998	–	–
Beattie Consulting Ltd. (f)	11,835	–	–

Balances receivable (payable)	At December 31, 2005	At December 31, 2004
Hunter Dickinson Inc. (a)	$451,560	$35,484
Hunter Dickinson Group Inc. (b)	(3,200)	(3,424)
Galahad Gold plc and subsidiary (e)	–	(20,000)
	$448,360	$12,060

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances payable to HDI from time to time result from advances by HDI to the Company and from services rendered to, but not yet paid for by, the Company.

(b)

Hunter Dickinson Group Inc. (“HDGI”) is a private company with certain directors in common that provides consulting services to the Company. The balances payable to HDGI have resulted from the services rendered to, but not yet paid for by, the Company.

In October 2001, the Company was assigned an 80% interest in two options granted by Teck Cominco to HDGI in respect of Teck Cominco’s "Pebble" gold-copper-molybdenum property in southwestern Alaska (note 6(a)).

In March 2005, the Company announced it had reached an agreement to acquire the 20% remaining contractual interest in the Pebble Property from HDGI (note 6(a)).

(c)

During the year ended December 31, 2005, the Company paid $203,225 (year ended December 31, 2004 – $148,567) to Sidev Holdings Ltd., a private company controlled by Bruce Jenkins, the Chief Operating Officer and a director of Northern Dynasty Mines Inc., a wholly owned private USA subsidiary of the Company, for project management services.

(d)

During the year ended December 31, 2005, the Company paid $nil (year ended December 31, 2004 – $112,000) to Brian Mountford & Associates Ltd., a private company controlled by Brian Mountford, who was a director of the Company, and was President and Director of Northern Dynasty Mines Inc., a wholly owned private USA

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

subsidiary of the Company, during a substantial portion of the period, for engineering and project management services and for his services as an officer of the Company, from which positions he resigned at the end of June 2005. Mr. Mountford also served as a consultant to Galahad Gold plc and its wholly owned subsidiary Shambhala Gold plc, which are significant shareholders of the Company.

(e)

During the year ended December 31, 2005, the Company paid $124,998 (year ended December 31, 2004 – $nil) to Shambhala Gold plc, (a subsidiary of Galahad Gold plc) for engineering and project management services provided by Mr. Mountford to the Company. During the year ended December 31, 2005, the Company was charged $47,421 (year ended December 31, 2004 – $129,000l) by Galahad Gold plc, a significant shareholder of the Company with a director in common, for travel expenses.

(f)	During the period August 2, 2005 to December 31, 2005, the Company paid $11,835 to Beattie Consulting Ltd., a private company controlled by Morris Beattie, a director of Northern Dynasty Minerals Ltd.

9.	INCOME TAXES

Substantially all the difference between the actual income tax expense (recovery) of $nil and the expected income tax recovery based on statutory tax rates relates to the benefit of losses not recognized.

As at December 31, 2005 the tax effect of the significant components within the Company’s future tax asset (liability) were as follows:

	December 31	December 31
	2005	2004
Future income tax assets (liabilities)
Resource pools	$29,809,000	$15,779,000
Loss carry forwards	2,833,000	1,726,000
Equipment	53,000	23,000
Share issue costs	503,000	106,000
Other	120,000	125,000
Subtotal	33,318,000	17,759,000
Valuation allowance	(33,318,000)	(17,759,000)
Net future income tax asset	$–	$–

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

	December 31	December 31
	2005	2004
Combined Canadian federal and provincial statutory rate	34.87%	35.62%

Income tax at statutory rates	$(17,546,000)	$(14,853,000)
Non-deductible items	1,435,000	2,272,000
Prior losses expired	–	19,000
Reduction in statutory tax rates	1,077,000	–
Benefit of share issuance costs	(381,000)	(71,000)
Change in valuation allowance	15,559,000	12,412,000
Other	(144,000)	221,000
	$–	$–

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

At December 31, 2005, the Company had available losses for income tax purposes in Canada totaling approximately $8.6 million (2004 – $4.8 million), expiring in various years from 2006 to 2015.

The Company has capital losses available of $nil, which, when available, can be used to offset future capital gains.

The Company has approximately $104.1 million (2004 – $56.1 million) of resource tax pools available in Canada, which, when available, may be carried forward and utilized to reduce future taxes related to certain resource income.

10.	SEGMENTED INFORMATION

The Company operates in a single reportable operating and geographic segment – the exploration and development of mineral properties in Alaska, USA.

11.	SUBSEQUENT EVENTS

Subsequent to December 31, 2005 to March 13, 2006, the Company issued 1,036,229 common shares pursuant to the exercise of 348,032 share purchase options and 688,197 share purchase warrants and cancelled 10,000 share purchase options.

Subsequent to year end, the Company sold 250,000 common shares of Taseko Mines Limited for gross proceeds of $550,000, see note 4.

On the Pebble mineral property interest, see note 6(a) for subsequent events.

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Had the Company followed US GAAP, certain items on the statements of loss and deficit, and balance sheets would have been reported as follows:

Total assets	2005	2004
Total assets under Canadian GAAP	$31,296,012	$25,460,941
Mark-to-market adjustment, shares of Taseko Mines Limited	–	169,140
Total assets under US GAAP	$31,296,012	$25,630,081

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

Loss for the year	2005	2004	2003
Loss for the year under Canadian GAAP	$(50,317,831)	$(41,698,647)	$(8,299,461)
Other comprehensive income
Mark-to-market adjustment on shares of
Taseko Mines Limited (a)	–	169,140	–
Realization on prior year mark-to-market
adjustment (a)	(169,140)	–	–
Comprehensive loss for the year under US GAAP	$(50,486,971)	$(41,529,507)	$(8,299,461)

Loss per share under US GAAP	$(0.90)	$(1.04)	$(0.35)

Comprehensive loss per share under US GAAP	$(0.90)	$(1.04)	$(0.35)

There are no material differences between Canadian GAAP and US GAAP in the consolidated statements of cash flows for the years ended December 31, 2005, 2004, and 2003.

(a)	Available-for-sale securities

US GAAP requires investments in available-for-sale securities to be recorded at fair value in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". Unrealized gains are recorded as "other comprehensive income" and the cumulative balance of these amounts is recorded as a separate component of shareholders’ equity.

US GAAP requires the Company to present comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income comprises net income and all changes to shareholders’ equity except those resulting from investments by owners and distributions to owners.

Under US GAAP, the Company's investment in marketable securities, namely its holdings of common shares of Taseko Mines Limited, would have a mark-to-market adjustment of $nil (2004 – $169,140) to reflect their market value of $363,906 at December 31, 2005. No such adjustment would be recorded under Canadian GAAP.

In April 2005, the Canadian Institute of Chartered Accountants ("CICA") issued new and amended accounting standards for recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. One of the new standards requires companies to present comprehensive income and its components, as well as net income, in their financial statements. The new standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)

(b)	Impact of recent United States accounting pronouncements

(i)

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, Mining Assets: Impairment and Business Combinations. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have material impact on the Company’s financial position, results of operations or cash flows.

(ii)

On March 17, 2005 the EITF issued EITF 04-6, Accounting for Stripping Costs in the Mining Industry. The consensus indicated that costs of removing overburden and waste materials (“stripping costs”) after production begins, represent variable production costs and should be considered a component of mineral inventory costs subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins. EITF 04-6 is effective for fiscal years beginning after

December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company does not believe that adoption of this Statement will have a material effect on the Company’s financial statements as stripping costs are currently treated as variable production costs.

(iii)

On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting  policy.